Press Release


ORKLA



www.orkla.no
P.O.Box 423 Skøyen, NO-0213 ... 40 00 E-mail: info@orkla.no

Ref.: Ole Kristian Lunde SVP Corporate Communications Tel.: +47 22 54 44 31
Rune Helland VP Investor Relations Tel: +47 22 54 44 11
Date: 5 May 2006

Strong profit growth for Orkla

Orkla reported strong growth in both sales and profit in the first quarter. Group pre-tax profit totalled NOK 2.2 billion, compared with NOK 1.7 billion last year. Several positive factors contributed to this; a stronger European market resulted in higher sales and improved profit for Sapa, while Elkem's and Borregaard's energy businesses were boosted by good profit from power trading. The progress for Orkla Media in Denmark continued in the first quarter, and the Financial Investments division achieved higher portfolio gains than in the same quarter last year.

Operating revenues were up 9.5 per cent in the first quarter, from NOK 13.3 billion last year to NOK 14.5 billion this year. Earnings per share rose 53 per cent to NOK 8.4 for the first quarter.

Improved markets in Europe contributed to higher sales volumes and profit growth for Sapa. The positive contribution from power trading led to good results for Elkem's and Borregaard's energy businesses. Elkem Aluminium made good progress, driven by high market prices and good operations at the factories.

Acquisitions contributed to growth for both Orkla Foods and Orkla Brands. Several successful launches, including Grandiosa Saturday Pizza, led to a satisfactory rise in sales for Orkla Foods Nordic. In Denmark, Orkla Media once again reported profit growth, driven by a rise in advertising revenues.

At Orkla Finans the positive trend from 2005 continued. For the Financial Investments division, realised portfolio gains amounted to NOK 696 million in the first quarter, while the return on the investment portfolio was 11.5 per cent and the net asset value of the portfolio increased by NOK 1.9 billion. According to the IFRS accounting principles the imputed income in connection with the increased value of Elkem's convertible bonds in REC has been reported with NOK 283 million under "Other financial revenues". The bonds were converted to stocks at the end of the quarter.

"We are satisfied with the situation in important market areas for Speciality Materials and Orkla Media Denmark. On the Nordic market, Orkla Foods and Orkla Brands reported stable profit growth on a par with the same period last year. Although the Swedish market is still challenging, both Procordia Food and the Snacks business in Sweden achieved a slight increase in profit," says Group President and CEO Dag J. Opedal.

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-31.3. 2006	1.1.-31.3. 2005	1.1.-31.12. 2005
Operating revenues	**14,530**	13,273	55,304
Operating expenses	**(12,786)**	(11,620)	(48,350)
Depreciations and write-downs of tangible assets	**(521)**	(525)	(2,149)
Amortisation intangible assets	**(53)**	(49)	(236)
Other revenues and expenses	**0**	0	(312)
Operating profit	**1,170**	1,079	4,257
Profit from associates	**49**	29	196
Dividends	**149**	145	1,019
Gains and losses/write-downs portfolio investments	**696**	512	2,186
Financial items, net	**146**	(78)	(452)
Profit before taxes	**2,210**	1,687	7,206
Taxes	**(442)**	(388)	(1,162)
Profit after taxes	**1,768**	1,299	6,044
Minority	**26**	162	246
Profit before tax, Industry division	**1,279**	903	3,722
Profit before tax, Financial Investments division	**931**	784	3,484
Earnings per share (NOK)	**8.4**	5.5	28.1
Earnings per share diluted (NOK)	**8.4**	5.5	28.1
Earnings per share diluted (NOK) *	**8.6**	5.7	30.1

* Before amortisation and other revenues and expenses


ORKLA

FIRST QUARTER 2006

KEY FIGURES FIRST QUARTER FOR ORKLA ASA

Amounts in NOK million	1.1.–31.3. 2006	1.1.–31.3. 2005	1.1.–31.12. 2005
Operating revenues	14,530	13,273	55,304
Operating profit before amortisation and other revenues and expenses	1,223	1,128	4,805
Profit before taxes	2,210	1,687	7,206
Earnings per share diluted (NOK)	8.4	5.5	28.1
Cach flow from operations	647	658	4,342
Net interest-bearing debt	15,276	8,831	15,445
Equity (%)	52.8	47.7	50.8
Net gearing	0.38	0.25	0.41

OPERATING REVENUES


NOK million
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
1Q
2Q
3Q
4Q
2005
1Q
2006

OPERATING PROFIT*


NOK million
1 400
1 200
1 000
800
600
400
200
0
1Q
2Q
3Q
4Q
2005
1Q
2006

* Before amortisation and other revenues and expenses

THE FIRST QUARTER IN BRIEF

- Group pre-tax profit totalled NOK 2,210 million (NOK 1,687 million)[1]. First quarter earnings per share were NOK 2.9 higher than in the same period of 2005 and amounted to NOK 8.4.
- Market growth in Europe helped to boost sales volume and profit growth for Sapa. High energy prices and substantial gains from power trading contributed to good results for both Elkem's and Borregaard's energy businesses.
- In the Branded Consumer Goods area, Orkla Foods and Orkla Brands reported profit performance on a par with or marginally weaker than in the first quarter of last year. In Denmark, Orkla Media continued to achieve profit growth, driven by rising advertising revenues.
- The positive trend from 2005 continued for Orkla Finans. In the Financial Investments division, book portfolio gains amounted to NOK 696 million in the first quarter. The return on the investment portfolio was 11.5 %, and the net asset value increased by NOK 1,858 million in the first quarter.

[1] Figures in brackets are for the same period last year.

More information about Orkla is available at **www.orkla.com**

MAIN TRENDS

Group operating revenues in the first quarter totalled NOK 14,530 million (NOK 13,273 million)[1]. New companies contributed approximately NOK 500 million. The fact that Easter came later than last year is considered to have had a positive effect on sales and profit for Orkla Brands, while the effect for Orkla Foods and Orkla Media was considered to be neutral. The improved market situation in Europe contributed to significant volume growth for Sapa. Underlying[2] growth for Sapa's operating revenues was 20 % compared with the first quarter of last year. The NOK strengthened against EUR-related currencies compared with the first quarter of last year, which resulted in a negative currency translation effect of more than NOK 100 million.

Group operating profit before amortisation totalled NOK 1,223 million for the first quarter (NOK 1,128 million)[1]. On the Nordic market, Orkla Foods and Orkla Brands reported relatively stable profit growth on a par with the corresponding period of last year. Although the Swedish market is still challenging, both Procordia Food and the Snacks business in Sweden achieved slight profit growth during the period. In Orkla Media, Berlingske continued to make progress in Denmark. In addition, the sale of the 50 % stake in the Internet portal Zett generated a gain of around NOK 30 million in Norway.

Sapa achieved growth in volumes and profit due to the positive market situation in Europe and effects of improvement programmes. In Elkem and Borregaard, the energy businesses had a good quarter, with high prices and gains from power trading. Growth for the primary aluminium business was driven by high market prices and good operations at the plants. Market conditions are still difficult for the silicon business, but they are expected to improve somewhat in the second quarter. There is still strong focus on Elkem's project to produce silicon metal for the solar cell industry. During the period, costs related to the solar project amounted to NOK 34 million, NOK 23 million of which were capitalised. Borregaard's operations are still affected by the demanding operating parameters, high oil-related costs and reduced effect of currency hedges. At LignoTech, this was partially offset by improved volumes, prices and product mix.

There was a high level of activity in the field of investment advisory services and provision of alternative investments in Orkla Finans. First quarter operating profit was NOK 41 million, compared with NOK 8 million in the first quarter of last year.

Associates primarily consist of Jotun and Elkem's investment in the Renewable Energy Corporation (REC). At the beginning of the year, REC had two previously issued convertible bonds. Under IFRS, these bonds are treated as debt instruments and the option element is shown as a financial expense in the financial statements (see separate report on IFRS effects at www.recgroup.com). This imputed cost will depend on the difference between the conversion price and the value of the underlying share. The respective bonds were converted at the end of March, and the change in value up to the time of conversion will affect REC's official first quarter results. Because REC's results are published after Orkla's, Orkla has chosen to report the contribution to profit from REC at zero in the first quarter. On the other hand, Orkla also owned a share in REC's convertible bonds that were converted at the end of March. Under IFRS, the increase in value up to the time of conversion must be taken to income in Orkla's financial statements. This imputed income, amounting to NOK 283 million, is reported under other financial revenues.

The return on Orkla's investment portfolio was 11.5 % in the first quarter, compared with a rise of 19.2 % for the Oslo Stock Exchange Benchmark Index and of 6.3 % for the dividend-adjusted FTSE World Index. Book portfolio gains totalled NOK 696 million (NOK 512 million)[1] in the first quarter. At quarter-end, unrealised gains amounted to just over NOK 6.1 billion.

Group earnings per share diluted totalled NOK 8.4 (NOK 5.5)[1]. The improvement was due to the gain related to the adjustment of the value of the investment in REC and profit growth in the Industry division. Higher dividends received and realised portfolio gains in the Financial Investments division also made a positive contribution. Before amortisation and other revenues and expenses, earnings per share amounted to NOK 8.6 (NOK 5.7)[1]. At the end of the first quarter, the tax charge is estimated to be 20 %.

ORKLA FOODS

- Underlying[2] sales growth of 3 % for Orkla Foods Nordic, driven by several successful launches
- Agreement to buy a chocolate company in St. Petersburg

Orkla Foods' operating revenues amounted to NOK 3,199 million (NOK 3,154 million)[1]. Underlying[2] operating revenues were on a par with the first quarter of 2005. Operating profit before amortisation was NOK 174 million (NOK 181 million)[1]. The underlying[2] decline was NOK 5 million, mainly due to weaker sales on the Russian market at the beginning of the year. Easter effects are in sum considered to be neutral for Orkla Foods in comparison with 2005.

Orkla Foods Nordic posted operating revenues of NOK 2,111 million (NOK 2,059 million)[1]. Underlying[2] growth was 3 %, driven by several successful launches. Operating profit before amortisation for Orkla Foods Nordic totalled NOK 152 million (NOK 151 million)[1]. Procordia Food in Sweden and Bakers in Norway increased their operating profit in the first quarter thanks to extensive efficiency measures. Higher exports from Panda and new launches by Felix Abba led to improvements in Finland. Higher raw material prices for herring and declining prices on the Swedish grocery market resulted in lower sales revenues and operating profit for Abba Seafood. In Denmark, Beauvais improved its underlying[2] operating revenues, but its operating profit was slightly weaker.

Orkla Foods International posted operating revenues of NOK 505 million (NOK 537 million)[1]. Operating profit before amortisation was NOK 3 million (NOK 12 million)[1]. In Russia, SladCo reported lower revenues than in the first quarter of last year, partly due to extremely cold weather in January and a certain amount of downsizing of inventories by customers and distributors. The sales function was strengthened with the appointment of a new sales director. Sales revenues increased by

[2] Exluding acquisitions and divestments and currency translation effects

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-31.3. 2006	1.1.-31.3. 2005	1.1.-31.12. 2005
Operating revenues	**14,530**	13,273	55,304
Operating expenses	**(12,786)**	(11,620)	(48,350)
Depreciations and write-downs of tangible assets	**(521)**	(525)	(2,149)
Amortisation intangible assets	**(53)**	(49)	(236)
Other revenues and expenses	**0**	0	(312)
Operating profit	**1,170**	1,079	4,257
Profit from associates	**49**	29	196
Dividends	**149**	145	1,019
Gains and losses/write-downs portfolio investments	**696**	512	2,186
Financial items, net	**146**	(78)	(452)
Profit before taxes	**2,210**	1,687	7,206
Taxes	**(442)**	(388)	(1,162)
Profit after taxes	**1,768**	1,299	6,044
Minority	**26**	162	246
Profit before tax, Industry division	**1,279**	903	3,722
Profit before tax, Financial Investments division	**931**	784	3,484
Earnings per share (NOK)	**8.4**	5.5	28.1
Earnings per share diluted (NOK)	**8.4**	5.5	28.1
Earnings per share diluted (NOK)*	**8.6**	5.7	30.1

The interim report has been prepared in accordance with IAS 34 Interim Financial Reporting

* Before amortisation and other revenues and expenses

10 % in the Baltic States, while operating profit improved slightly in Poland, the Czech Republic, Romania and Austria. Orkla has entered into an agreement to buy more than 75 % of the shares in the Russian chocolate company Krupskaya.

Orkla Food Ingredients reported operating revenues of NOK 651 million (NOK 622 million)[1]. Operating profit before amortisation was NOK 19 million (NOK 18 million)[1]. The improvement programmes are proceeding according to plan.

ORKLA BRANDS

- Acquisitions in 2005 contributed to growth for the Snacks business and Dietary Supplements and Health Products
- Comprehensive improvement project being implemented in Confectionery

Orkla Brands' operating revenues totalled NOK 1,708 million (NOK 1,348 million)[1] in the first quarter. The Snacks business, Confectionery and Dietary Supplements and Health Products reported underlying[2] growth in operating revenues, while there was a slight decline in the other areas. The sales performance of the Biscuits business was still weak in Sweden, where there is strong competition from private labels. In Norway, sales for the Snacks business were particularly good, driven by innovation and increased distribution. Lilleborg reported underlying[2] sales growth for personal hygiene products, while sales of detergents were somewhat lower. The process of merging the activities of Peter Möller and Collett Pharma proceeded as planned and sales growth was good. Easter sales for the Confectionery business were good, while sales of other products were slightly weaker than last year.

Operating profit before amortisation totalled NOK 251 million in the first quarter (NOK 230 million)[1], which is on a par with last year when new business is taken into account. All in all, the Easter effects for Orkla Brands were positive compared with last year, especially for Confectionery and Lilleborg. Market pressure on prices and somewhat higher prices for input factors were offset by internal improvement activities.

The confectionery business will implement a project to improve production aimed at reducing annual costs by around NOK 50 million. The impact on profit of these efforts, which is mainly expected to be realised in 2007, will be an important contribution towards Orkla Brands achieving its overall goal of reducing its cost base by at least NOK 200 million by 2008.

The Household Textiles business has extensively restructured parts of the product portfolio. This process included the launch of two new underwear ranges under the Pierre Robert and Axe labels in Norway and Sweden. This business area has also achieved broader distribution in Norway. Other major launches in the first quarter included Doc Pluss (Confectionery), Jif Window System and OMO tablets (Lilleborg), Café Mini Brownies (the Biscuits business) and OLW Cheez Cruncherz (the Snacks business).

Amounts in NOK million	OPERATING REVENUES 1.1.-31.3. 2006	1.1.-31.3. 2005	1.1.-31.12. 2005	OPERATING PROFIT* 1.1.-31.3. 2006	1.1.-31.3. 2005	1.1.-31.12. 2005
Orkla Foods Nordic	**2,111**	2,059	8,864	**152**	151	997
Orkla Food Ingredients	**651**	622	2,743	**19**	18	143
Orkla Foods International	**505**	537	2,312	**3**	12	73
Eliminations Orkla Foods	**(68)**	(64)	(269)	**-**	-	-
Orkla Foods	**3,199**	3,154	13,650	**174**	181	1,213
Orkla Brands	**1,708**	1,348	6,336	**251**	230	1,049
Orkla Media	**2,200**	2,087	8,677	**75**	28	425
Eliminations Branded Consumer Goods	**(29)**	(64)	(255)	**-**	-	-
Branded Consumer Goods	**7,078**	6,525	28,408	**500**	439	2,687
Elkem Energy	**358**	347	1,473	**256**	198	571
Elkem Aluminium	**662**	604	2,333	**141**	120	452
Elkem Silicon-related	**1,355**	1,601	6,469	**15**	54	131
Eliminations Elkem	**(182)**	(296)	(1,147)	**-**	-	-
Elkem	**2,193**	2,256	9,128	**412**	372	1,154
Sapa	**3,944**	3,192	12,517	**232**	133	496
Borregaard Energy	**96**	69	343	**51**	33	157
Borregaard Chemicals	**1,044**	1,066	4,170	**14**	46	142
Eliminations Borregaard	**(39)**	(45)	(155)	**-**	-	-
Borregaard	**1,101**	1,090	4,358	**65**	79	299
Eliminations Speciality Materials	**1**	(24)	(92)	**-**	-	-
Speciality Materials	**7,239**	6,514	25,911	**709**	584	1,949
H.O./Unallocated/Eliminations	**(14)**	(7)	(19)	**(53)**	(37)	(137)
Industry division	**14,303**	13,032	54,300	**1,156**	986	4,499
Financial Investments division	**227**	241	1,004	**67**	142	306
Group	**14,530**	13,273	55,304	**1,223**	1,128	4,805

* Before amortisation and other revenues and expenses

The Snacks business in Norway strengthened its market share, while the market share of the Biscuits business in Sweden declined slightly. Other market shares were largely unchanged.

ORKLA MEDIA

- Continued growth in advertising revenues and profit for Berlingske in Denmark
- Gain on the sale of Orkla Media's interest in Zett. Intensified investment in Tinde

Orkla Media's operating revenues amounted to NOK 2,200 million in the first quarter (NOK 2,087 million)[1], equivalent to 4 % underlying[2] growth. The improvement was largely ascribable to positive revenue growth for the Danish newspaper business. Operating profit before amortisation was NOK 75 million, up NOK 47 million from the same period last year. All in all, Orkla Media experienced no significant Easter effects. Non-recurring effects amounting to NOK 30 million in the first quarter were largely due to the gain on the sale of Media's 50 % stake in Zett. The freed-up capital from the sale will be used to intensify investment in Tinde.

Berlingske's profit was significantly higher than in the first quarter of last year, largely driven by the improvement in advertising revenues. The market for «situations vacant» advertisements continued to grow.

Newspapers Norway reported profit growth compared with the same period last year. The Oslo Project, which is Orkla Media's project for local free newspapers in the Oslo region, achieved significant growth in sales, but it is still in the investment phase and profit was negative.

Newspapers Central and Eastern Europe reported a slight decline in profit in the first quarter compared with last year, mainly due to larger investments in marketing to meet the intensified competitive situation.

First quarter profit for Magazines in Norway was on a par with last year.

Direct Marketing achieved profit growth in the first quarter compared with the corresponding period of last year. This improvement was largely the result of the cost reduction measures that have been implemented in this sector.

ELKEM

- High market prices and profit growth for the primary aluminium business
- High power prices and substantial gains from power trading contributed to good results for the energy business
- Markets for silicon metal and ferrosilicon still weak

Elkem's operating revenues for the first quarter totalled NOK 2,193 million (NOK 2,256 million)[1]. Operating profit before amortisation amounted to NOK 412 million, which is NOK 40 million higher than in the same period last year.

Results for the primary aluminium business were better than in the first quarter of 2005. The average price of aluminium for three months delivery on the London Metal Exchange (LME) was USD 2,443 in the first quarter, up from USD 1,887 in the first quarter of 2005. Volume delivered totalled 82,344 tonnes, which was 1 % higher than in 2005. Operations at both aluminium plants were good during the quarter. A metal hedge loss of NOK 86 million and a currency hedge gain of NOK 7 million were reported in the income statement for the first quarter. Prices of primary aluminium remained high at the start of the second quarter, and the market is expected to stay strong for the remainder of the quarter.

The energy business reported very good first quarter results. Hydropower production in Norway totalled 797 GWh, down 109 GWh from the corresponding period in 2005. There has been less inflow in western and northern Norway than usual. However, profit from trading was significantly higher than in previous periods. In the first quarter the spot price on the Nordic market rose from 32 øre/kWh in January to 35 øre/kWh in February and to 42 øre/Kwh in March. Due to seasonal fluctuations, lower profit is expected from the energy business in the next two quarters. At the end of the first quarter, resources in the form of water reservoirs and, in particular, snow accumulation were slightly lower than normal for this time of year.

Results for the silicon-related units were somewhat weaker than in the same period last year. The market for silicon metal and ferrosilicon remained weak in the first quarter, but market prices for ferrosilicon are expected to rise in the second quarter due to reduced production capacity in Europe. The production unit on Iceland did not operate as well as expected. Operations and profit growth in the other silicon-related units were good. However, profit from Elkem Chartering was lower than in the same period in 2005 due to the weaker dry bulk market. The strong focus on Elkem's project for manufacturing silicon metal for the solar cell industry continued in the first quarter.

On Wednesday 12 April a serious accident occurred at the Elkem Thamshavn silicon metal plant in Orkanger, Norway. The explosion resulted in five workers being injured. One worker was critically injured and is still being treated at hospital, while the other four received minor injuries and have been discharged from hospital. The causes of the accident are currently being investigated. The scale of the material damage and amount of time required to rebuild the melting furnace has yet to be clarified.

SAPA

- Positive market performance and higher demand on the European market for extrusions
- Strong growth in China led to improved performance for Heat Transfer
- Productivity improved as a result of efficiency improvement programmes
- First quarter operating profit increased by 74 % to NOK 232 million

Volume delivered in the first quarter totalled 114,030 tonnes (98,160 tonnes)[1], equivalent to an increase of 16 %. Volume for Profiles in Europe and USA increased by 22 % and 11 % respectively, while volume for Heat Transfer increased by 7 %. The purchase of the Slovakian extrusion company Alufinal, now Sapa Profily, increased total volume by around 4,000 tonnes. The improvements in the European market situation in the fourth quarter of 2005 continued into 2006, and demand was higher on most markets in Europe in the first quarter. In the USA, demand remained high in most market segments. The performance of the Heat Transfer business was mixed. In Sweden, volume declined slightly due to increased price competition and somewhat lower demand. On the other hand, the Chinese operation continued to report good volume growth.

First quarter operating revenues ended at NOK 3,944 million (NOK 3,192 million)[1]. In SEK this represented a 30 % growth, which in addition to increased volume can largely be ascribed to a higher metal price. Compared with the same quarter in 2005, the average price of aluminium delivered on the LME rose 29 %. Due to acquisitions, total operating revenues increased by 3 %.

Operating profit before amortisation rose 74 % in the first quarter to NOK 232 million (NOK 133 million)[1]. Besides the strong growth in volume, this rise is the result of increased productivity resulting from the comprehensive improvement programmes initiated in the first half of 2005. Improvements have been achieved in all parts of Sapa. In the UK and Portugal, where results were negative for a period of time, restructuring measures and higher sales generated positive results. The rise in the price of aluminium, which continued from the year before, has had a negative impact on operating profit due to the delay in raising sales prices.

BORREGAARD

- Good profitability in the energy business
- Progress for the ingredients and pharmaceuticals businesses
- Production problems and high costs, reduces profit for ChemCell
- Restructuring and improvement measures carried out as planned

Borregaard's operating revenues for the first quarter totalled NOK 1,101 million (NOK 1,090 million)[1], which is an underlying[2] increase of 1 % from the same quarter in 2005.

Operating profit before amortisation amounted to NOK 65 million (NOK 79 million)[1]. The decline is primarily ascribable to poorer results from Borregaard ChemCell and Borregaard LignoTech, while Borregaard

GROUP BALANCE SHEET

Amounts in NOK million	31.3. 2006	31.3. 2005	31.12. 2005
Intangible assets	**17,875**	16,320	18,077
Tangible assets	**17,199**	17,215	16,912
Financial long-term assets	**4,469**	7,114	3,629
Non-current assets	**39,543**	40,649	38,618
Inventories	**6,374**	5,839	6,055
Receivables	**10,980**	10,172	11,348
Portfolio investments	**17,333**	14,518	16,177
Cash and cash equivalents	**2,417**	2,235	2,411
Current assets	**37,104**	32,764	35,991
Total assets	**76,647**	73,413	74,609
Paid-in equity	**2,011**	2,008	2,010
Earned equity	**37,705**	31,793	35,167
Minority interests	**758**	1,229	746
Equity	**40,474**	35,030	37,923
Provisions	**5,635**	6,366	5,799
Non-current interest-bearing liabilities	**13,737**	12,843	13,045
Current interest-bearing liabilities	**4,180**	2,705	5,703
Other current liabilities	**12,621**	16,469	12,139
Equity and liabilities	**76,647**	73,413	74,609
Equity ratio (%)	**52.8**	47.7	50.8

CHANGE IN EQUITY

Amounts in NOK million	1.1.-31.3. 2006	1.1.-31.3. 2005	31.12. 2005
Equity 1 January	**37,177**	31,246	31,246
Profit for the year after minorities	**1,742**	1,137	5,798
Dividend			(1,952)
Sale of own shares	**25**	24	63
Change in fair value portfolio	**1,015**	422	1,536
Change in fair value hedging instruments	**(99)**	(127)	(571)
Option costs	**25**	3	26
All-inclusive principle due to acquisitions		1,186	1,445
Translation effects	**(169)**	(90)	(414)
Equity at end of period	**39,716**	33,801	37,177

Effects of implementing IAS 32/39 Financial Instruments are recognised in the opening balance at 1 January 2005

CASH FLOW

Amounts in NOK million	1.1.-31.3. 2006	1.1.-31.3. 2005	1.1.-31.12. 2005
Industry division:			
Operating profit	**1,103**	937	3,951
Amortisations, depreciations and write-downs	**572**	569	2,487
Change in net working capital	**(560)**	(319)	(450)
Cash flow from operations before net replacement expenditures	**1,115**	1,187	5,988
Net replacement expenditures	**(468)**	(529)	(1,646)
Cash flow from operations	**647**	658	4,342
Financial items, net	**(166)**	(59)	(494)
Cash flow from Industry division	**481**	599	3,848
Cash flow from Financial Investments division	**562**	(90)	706
Taxes paid	**(511)**	(340)	(1,245)
Other	**126**	(107)	220
Cash flow before capital transactions	**658**	62	3,529
Dividends paid	**(21)**	(1)	(2,081)
Shares buy back	**25**	24	63
Cash flow before expansion	**662**	85	1,511
Expansion investments, Industry division	**(256)**	(2)	(737)
Sold companies	**56**	0	383
Acquired companies	**(811)**	(9,892)	(18,672)
Net purchases/sales portfolio investments	**478**	(227)	660
Net cash flow	**129**	(10,036)	(16,855)
Currency translation net interest-bearing debt	**40**	23	228
Change in net interest-bearing debt	**(169)**	10,013	16,627
Net interest-bearing debt	**15,276**	8,831	15,445

Energy and Borregaard Ingredients and Pharma (the former Borregaard Synthesis and the yeast and speciality oil businesses) reported improved results. Production problems and high costs at ChemCell, high oil-related costs and reduced effect of currency hedges had a negative impact, while price increases, an improved product mix, financial power trading and the effects of improvement programmes contributed positively.

At Borregaard Fabrikker in Sarpsborg, oil was spilled into the Glomma River in March due to a leak in a discharge pipe for fuel oil. Borregaard has been reported to the police for this incident. In March the Norwegian Competition Authority secured evidence at Borregaard in Sarpsborg in order to disprove or confirm whether the company has contravened the Competition Act. The matter concerns one product segment on the Norwegian market within Borregaard's trading department.

Borregaard LignoTech reported slightly lower profit than in the first quarter of last year. Higher sales volume, a somewhat better product mix and higher prices were offset by high oil-related costs (energy and freight) and the reduced effect of currency hedges. Borregaard has decided to wind up its production of around 40,000 tonnes of lignin in Vargön, Sweden, from the summer 2006. In March, Borregaard signed an agreement to purchase the Brazilian lignin company Melbar, which has an annual production capacity of 36,000 tonnes.

Borregaard ChemCell's first quarter profit was considerably lower than in the corresponding period of 2005 due to poor operations and high costs. High energy costs, increased timber prices in Switzerland and the reduced effect of currency hedges also had negative effects. However, sales volumes were somewhat higher than last year, with sales directed towards more specialised products that are sold at higher prices.

Borregaard Ingredients and Pharma posted better results than in the same period in 2005. Delivered volumes of pharmaceutical intermediates were high and capacity utilisation was good. The business in Italy (diphenols) reported progress. In the aroma chemicals business there was strong demand and higher prices, particularly for ethyl vanillin. The yeast business in Switzerland improved its results, but profitability is still weak. In the first quarter Borregaard sold all of its shares (100 %) in the Chinese company Borregaard Taicang Chemicals to the Japanese company Otsuka Chemicals. This sale is part of the ongoing process of restructuring the fine chemicals business outside Norway.

Borregaard Energy achieved good quarterly results that were well above last year's level. This increase was largely due to the good contribution from financial power trading. High sales volume on the market due to the company's own substantial production and a steady supply of contracts also helped to boost profit. The prices obtained were higher than in 2005. In March Borregaard purchased a minority shareholding (39 %) in the Mossefossen power plant, which is equivalent to an annual production of 5 GWh. The power plant is now wholly owned by Borregaard.

FINANCIAL INVESTMENTS

The Morgan Stanley Nordic Index rose 13.9 % in the first quarter. After climbing 40.5 % in 2005, the Oslo Stock Exchange Benchmark Index was up 19.2 %. The dividend-adjusted FTSE World Index showed a rise of 6.3 %. The first quarter return on Orkla's investment portfolio was 11.5 %.

Portfolio gains recognised in the income statement in the first quarter totalled NOK 696 million (NOK 512 million)[1]. Dividends received amounted to NOK 149 million (NOK 142 million)[1].

Net sales of shares in the first quarter amounted to NOK 478 million. Net asset value increased by NOK 1,858 million in the quarter to NOK 18,900 million. At quarter-end, the market value of the portfolio was NOK 17,319 million, and investments outside Norway accounted for 50 % of the portfolio. Unrealised gains totalled NOK 6,117 million at the end of the first quarter and were equivalent to 35 % of the portfolio's market value.

Orkla Finans continued to achieve good growth and perform well. In the first quarter operating revenues totalled NOK 120 million (NOK 52 million)[1] and operating profit amounted to NOK 41 million (NOK 8 million)[1]. There was a high level of activity in investment counselling and provision of alternative investment products.

In Orkla Real Estate, the first phase of the Ringnes development project was completed and delivered. First quarter operating profit amounted to NOK 35 million (NOK 139 million)[1].

In total, the Financial Investments division reported pre-tax operating profit of NOK 931 million (NOK 784 million)[1] for the first quarter.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities totalled NOK 647 million in the first quarter, which is on a par with the same quarter last year. A seasonal increase in working capital in the Branded Consumer Goods division is mainly ascribable to higher receivables due to increased sales towards the end of the quarter. At Elkem, inventories of finished silicon metal and ferrosilicon products are still substantial. Higher aluminium prices led to an increase in receivables for both Elkem and Sapa, as well as higher value of inventory for Sapa.

Expansion investments amounted to NOK 256 million in the first quarter and were largely related to Elkem, where the expansion of the Saudefaldene hydropower plant, the anode factory in Mosjøen and the solar project accounted for the main disbursements.

Acquisitions totalled NOK 811 million in the first quarter. Elkem's conversion of the REC bonds account for most of this amount. Other companies acquired consist of minor investments by Orkla Media and the purchase of Martin Nordby by Orkla Foods. Divestments largely consist of Orkla Media's sale of its interest in Zett.

Net first quarter sales of portfolio investments amounted to NOK 478 million (net purchases amounting to NOK 457 million)[1]. In the first quarter Orkla realised net sales of its own shares amounting to NOK 25 million (NOK 24 million)[1] in connection with the exercise of share options.

The Orkla Group had a positive net cash flow of NOK 129 million in the first quarter. Net interest-bearing liabilities were reduced by NOK 169 million and totalled NOK 15,276 million as of 31 March 2006.

The average interest rate for the Group's interest-bearing liabilities in the first quarter was 3.4 % and the proportion of interest-bearing liabilities at floating interest rates was 80 %. These loans were mainly in SEK, EUR, USD and NOK. As of 31 March 2006, the equity to total assets ratio was 52.8 %.

OTHER MATTERS

At the Annual General Meeting held on 28 April 2006, Nils-Henrik Pettersson and Gunn Wærsted were re-elected as members of the Corporate Assembly, while Lars Windfeldt, Anne Gudefin, Olaug Svarva, Dag Mejdell and Marianne Blystad were elected as new

members for two years. Peter Ruzicka was elected as member of the Corporate Assembly for one year. Benedikte Bjørn and Ann Kristin Brautaset were elected as deputy members.

OUTLOOK

There are no clear indications of any significant changes in the international economic situation in the second quarter. The macro-economic situation is generally considered to be positive, but the major imbalances in the world economy still entail a considerable risk to future developments. Especially will a strong NOK and a weaker USD have negative effects on Orkla's profits.

The Nordic grocery market is still challenging due to the growth of private labels in most categories. At the end of February, there was growth on the Swedish and Finnish grocery markets, while the market in Norway was stable. In Denmark the trend was slightly negative. While there is growth on most East European markets, there is also growing pressure on prices due to the consolidation of the grocery market. Orkla Media's advertising markets are expected to continue to grow.

The resource situation is weaker than normal for this time of year as there was little snow in western and northern Norway last winter. At the same time there is substantial uncertainty regarding the CO_2-quota system in Europe, which may give rise to a volatile price development for energy in the near future. Prices for primary aluminium have continued to rise since the beginning of the year, and are expected to remain high in the second quarter. Sapa is reporting stronger demand and markets for profiles and building systems in Europe are considered to be better than in 2005. Operating parameters for Borregaard are still challenging, but the market outlook has improved slightly for some of the company's products.

The upswing on the Nordic financial markets has continued. There has been a moderate rise in interest rate levels on most markets.

Oslo, 4 May 2006
The Board of Directors of Orkla ASA

Strong profit growth for the Orkla group

First quarter results 2006
5 May 2006

Executive Vice President Roar Engeland


ORKLA

Agenda

- Highlights first quarter
- Financial performance Orkla Group
- Financial Investments
- Branded Consumer Goods
- Speciality Materials






ORKLA

Highlights Q1

- Strong profit growth for the Orkla Group
  - EBITA +8 %
  - EPS increased by 53 %, up to NOK 8.4
- Strong EBITA results for Speciality Materials, +21 %
  - Significant improvement in results at Sapa due to positive markets in Europe
  - High prices and strong results from trading for the energy operations
- Acquisitions and improved advertising markets result in EBITA growth for Branded Consumer Goods
- IPO of Renewable Energy Corporation (REC) 9 May 2006, post issue market cap of NOK 34 – 43 billion
  - Orkla's holding post issue 23.5 %


ORKLA

Group income statement Q1

Key figures *in NOK million*

1 Jan - 31 Mar	2006	2005
Operating revenues	**14 530**	**13 273**
EBITA*	1 223	1 128
Amortisation intangibles	-53	-49
Other revenues and expenses	0	0
EBIT	**1 170**	**1 079**
Associates	49	29
Portfolio gains	696	512
Dividends and net financial items	295	67
Profit before tax	**2 210**	**1 687**
Taxes	-442	-388
Profit after tax	**1 768**	**1 299**
Earnings per share diluted (NOK)	8.4	5.5
Earnings per share diluted (NOK)*	8.6	5.7

* Before amortisation and other revenues and expenses


ORKLA

Sources of growth from Q1-05 to Q1-06


Change in EBITA
1 128
61
40
99
-14
-91
1 223
Q1-05
Branded Consumer Goods
Elkem
Sapa
Borregaard
Other*
Q1-06

Figures in NOK million
* Sale of real estate Q1-05, gain +NOK 138 million


ORKLA

Balance sheet

Key figures *in NOK million*

31 Mar	2006	2005
Non current assets	39 543	40 649
Portfolio investments etc.	17 333	14 518
Current assets	19 771	18 246
Total assets	**76 647**	**73 413**
Equity to total assets ratio	52.8 %	47.7 %
Net interest bearing liabilities	15 276	8 831
Net gearing	0.4	0.3


ORKLA

Financial Investments




ORKLA

Portfolio:
Change in net asset value NOK 1.9 billion



Portfolio MSCI Nordic OSEBX S&P 500
11.5 %
13.9 %
19.2 %
4.2 %
36.0 %
23.2 %
56.2 %
17.2 %
2006
2003-2006

Average annual return

Gains and dividends *in NOK million*

2006	**1 Jan - 31 Mar**
Unrealised gains	1 015
Realised gains	715
Change in fair value of associates	- 19
Dividend received	148
Others	- 1
Change in net asset value	**1 858**


ORKLA

Orkla Finans and Orkla Real Estate progressing

Orkla Finans
- Strong growth
- High level of activity in investment counselling and provision of alternative investment products

Orkla Real Estate
- Progress in several real estate projects (including Ringnes Park)

NOK million


Orkla Finans EBITA 12 m rolling
140
120
100
80
60
40
20
0
Q4-03 1Q-04 2Q-04 3Q-04 4Q-04 1Q-05 2Q-05 3Q-05 4Q-05 1Q-06


ORKLA

Branded Consumer Goods

Torkild Nordberg
Managing Director, Orkla Brands




Collett


ASTORIA WYGRAŁA WE WR
GAZETA
pomorska


ORKLA

Orkla Foods - Organic growth in Nordic

- Organic top-line growth +3 % for Nordic due to successful innovations
- Swedish retail markets still challenging
- Slow start at SladCo in low season quarter
- Acquisition of chocolate company in St. Petersburg
- Cost reduction programmes on track

Orkla Foods
in NOK million

1 Jan - 31 Mar	2006	2005	Change
Revenues			
Nordic	2 111	2 059	3 %
Ingredients	651	622	5 %
International	505	537	-6 %
Eliminations	- 68	- 64	
Orkla Foods	**3 199**	**3 154**	**1 %**
EBITA			
Nordic	152	151	1 %
Ingredients	19	18	6 %
International	3	12	-75 %
Orkla Foods	**174**	**181**	**-4 %**
EBITA-margin	**5.4 %**	**5.7 %**	


ORKLA

EBITA 12 months rolling basis


NOK million
1 300
1 200
1 100
1 000
900
800
700
Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05 Q3-05 Q4-05 Q1-06


ORKLA

New innovations in Orkla Foods


Abba
Risifrutti
Original
Idun
Nugatti
MAX
Abba

Orkla Foods 13


ORKLA

The most successful launch in Q1: Grandiosa Saturday pizza


GRANDIOSA

Orkla Foods 14


ORKLA

Orkla Brands – Strong innovation programme

- Increase in top-line +27 % due to acquisitions and positive Easter effects
- Increase in EBITA, but lower margins mainly due to acquisitions
- Retail markets still challenging in Sweden, particularly for Biscuits
- Cost reduction programmes on track

Orkla Brands
in NOK million

1 Jan - 31 Mar	2006	2005	Change
Revenues	1 708	1 348	27 %
EBITA	251	230	9 %
EBITA-margin	14.7 %	17.1 %	


ORKLA

EBITA 12 months rolling basis


NOK million
1 100
1 000
900
800
700
600
500
Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05 Q3-05 Q4-05 Q1-06

Orkla Brands


ORKLA

Strengthening of Household Textiles portfolio

- Acquisition and launch of "Pierre Robert" brand in female lingerie
- "AXE" brand launch into male underwear
- Increased distribution


M
BRIEF
Cotton


AXE
AXE

ORKLA

New innovations in Orkla Brands




Bixit


Collett


NYHETI
NYHETI


Doc


Doc
Pluss


cheez
Nyhet!


NYHET
OMO


ORKLA

Orkla Media

Bjørn M. Wiggen
Managing Director, Orkla Media


NETZEITUNG.DE
HER
OG
NÅ
Nordstrands Blad
avisa


ORKLA

Orkla Media – Top-line growth and profit improvement

- The positive trend in advertising markets in Denmark continued
- Cost efficiency programmes on track
- Gain on sale of Orkla Media's 50 % share in Zett
- Investments in Newspaper Norway due to new innovations

Orkla Media
in NOK million

1 Jan - 31 Mar	2006	2005	Change
Revenues	2 200	2 087	5 %
EBITA	75	28	168 %
EBITA-margin	3,4 %	1,3 %	


ORKLA

Berlingske - EBITA 12 month rolling basis


NOK million
200
150
100
50
0
-50
-100
-150
Q2-03
Q3-03
Q4-03
Q1-04
Q2-04
Q3-04
Q4-04
Q1-05
Q2-05
Q3-05
Q4-05
Q1-06

Status Orkla Media's strategy project

- There has been a considerable amount of interest in taking part in the process of further developing Orkla Media
- On basis of the indicative offers, the process is now continuing with a smaller number of players
- The Management has been requested to continue to work with proposals that will provide a single solution for all of Orkla Media
- The Orkla Board of Directors is willing to consider solutions that entail new ownership of Orkla Media, but will also consider solution where Orkla would continue to have an ownership interest
- Each player in the process will be assessed on the basis of the three criteria that were set for the process:
  - The plans they can offer for the further industrial development of Orkla Media
  - The contribution they can make to value creation for Orkla's shareholders
  - The commitment they show to build further on Orkla Media's publishing principles

Speciality Materials

Ole Enger
Executive Vice President








ORKLA

Elkem -
Strong results, but serious accident in Thamshavn

- Serious accident at silicon plant in Thamshavn
- Continued high aluminium prices give strong results for primary aluminium
- Strong results for the energy operations
  - High prices and good results from trading
- Restructuring of silicon-related operations on schedule
- Continued investments in solar R&D project and IPO of REC 9 May 2006

Elkem
in NOK million

1 Jan - 31 Mar	2006	2005	Change
Revenues	2 193	2 256	-3 %
EBITA	412	372	11 %
EBITA-margin	18.8 %	16.5 %	


ORKLA

Strong markets for primary aluminium

- EBITA +18 % in first quarter
- Aluminium prices still high, but reduced effect due to prior hedging
- Sales volume up 1 % from first quarter last year
- Good progress for the Anode project

EBITA per quarter - Aluminium


140
120
100
80
60
40
20
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
2003
2004
2005
2006

IFRS accounting from 2004
Figures in NOK million

ORKLA

Higher energy prices, but lower production

- EBITA +29 % in first quarter
- Strong trading and hedging results ascribable to power price increase
- Due to seasonal changes and lower reservoirs than last year, profit is expected to decrease in the next quarters
- Good progress for the Sauda project

EBITA per quarter - Energy


250
200
150
100
50
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
2003
2004
2005
2006

IFRS accounting from 2004
Figures in NOK million

ORKLA

Sapa – Strong improvements

- Operating profit increased by 74 %
- Increased demand for Profiles and Building System in Europe
- Continued strong growth for Heat Transfer in China
- Positive contribution from efficiency programmes

Sapa
in NOK million

1 Jan - 31 Mar	2006	2005	Change
Revenues	3 944	3 192	24 %
EBITA	232	133	74 %
EBITA-margin	5.9 %	4.2 %	


ORKLA

Borregaard – Continued challenging business environment

- Reduced currency hedging effects and continued high oil-related costs have negative impact on results
- Production problems in Switzerland affect speciality cellulose results
- Strong results from energy operations
  - EBITA +55 % from last year
- Restructuring and improvement programmes on schedule

Borregaard
in NOK million

1 Jan - 31 Mar			
Revenues	**2006**	**2005**	**Change**
Energy	96	69	39 %
Chemicals	1 044	1 066	-2 %
Eliminations	- 39	- 45	
Borregaard	**1 101**	**1 090**	1 %
EBITA			
Energy	51	33	55 %
Chemicals	14	46	-70 %
Borregaard	65	79	-18 %


ORKLA

Next events

11 May 2006	Dividend payment
10 Aug 2006	Second quarter 2006 results
31 Oct 2006	Third quarter 2006 results


ORKLA

Appendix


ORKLA

Special accounting issues in Q1

EBITA:

- Decrease in EBITA for Financial Investment due to real estate sold in Q1-05. Gain of NOK 138 million.
- Gain on sale of Zett for Orkla Media, +NOK 30 million in Q1-06

Profit from associates:

- Result from REC estimated to 0 due to high financial cost when converting outstanding convertible bonds. REC reports Q1 results 24 May 2006.

Dividends:

- Mostly dividend payments from realisation in Industrikapital portfolio

Financial items:

- Increase in value of convertible bonds in REC booked as financial items, +NOK 283 million


ORKLA

Cash flow statement

Key figures *in NOK million*

1 Jan - 31 Mar	2006	2005
Industry division:		
Operating profit	1 103	937
Amortisations, depreciations and write-downs	572	569
Changes in net working capital	- 560	- 319
Net replacement expenditure	- 468	- 529
Cash flow from operations	**647**	**658**
Financial items, net	- 166	- 59
Cash flow from Industry division	**481**	**599**
Cash flow from Financial Investments	**562**	**- 90**
Taxes paid and miscellaneous	- 385	- 447
Cash flow before capital transactions	**658**	**62**
Dividends paid and shares buy back	4	23
Cash flow before expansion	**662**	**85**
Net expansion	-1 011	-9 894
Net purchases/sales portfolio investments	478	- 227
Net cash flow	**129**	**-10 036**
Currency translation net interest-bearing debt	40	23
Change in net interest-bearing debt	**- 169**	**10 013**
Net interest-bearing debt	**15 276**	**8 831**


ORKLA

Largest holdings in the portfolio

Market value *in NOK million*

per 31 March 2006

Principal holdings	Industry	Market value	Share of portfolio (%)	Share of equity (%)
Storebrand	Insurance	1 439	8.3	7.6
Steen & Strøm	Real Estate	838	4.8	11.3
DnB NOR	Bank	794	4.6	0.7
Fast Search & Transfer	Systems Software	747	4.3	8.5
Hennes & Mauritz	Retailing	671	3.9	0.4
Rieber & Søn	Food	587	3.4	14.3
Norsk Hydro	Energy	570	3.3	0.3
Capio	Health care	522	3.0	5.1
Transocean Inc	Energy	440	2.5	0.3
Schibsted	Media	425	2.5	3.5
Total principal holdings		7 033	40.6	
Market value of entire portfolio		**17 319**		


ORKLA

Portfolio key figures

Key figures *in NOK million*

	31 Mar 06	31 Dec 05	Change 06
Market value portfolio	17 319	16 149	1 170
Net asset value	18 900	17 042	1 858
Unrealised gains before tax	6 117	5 102	1 015
Share of portfolio invested			
- outside Norway	50 %	53 %	-3 % pts
- in listed companies	88 %	85 %	+3 % pts


ORKLA

Aluminium hedge

Primary Aluminium - LME 3 month USD/MT



• In Q1-06 Elkem Aluminium recorded a loss of NOK 86 million on its metal hedging (50 % basis)

• At the end of Q1-06 Elkem Aluminium had sold forward 454 850 tonnes of aluminium at an average price of USD 1 699 per tonne (100% basis), and bought put options of 30 000 tonnes with an average strike price of USD 1 730 per tonne, corresponding approximately to 2.4 years exposure

• At the end of Q1-06 Elkem Aluminium had unrealised metal hedging losses of NOK 946 million (50 % basis) distributed over the years 2006-2010

Foreign exchange - USD/NOK



• In Q1-06 Elkem Aluminium recorded a gain of NOK 7 million on its currency hedging (50 % basis)

• At the end of Q1-06 Elkem Aluminium had hedged USD 33 million of its estimated income streams in USD over the next year (100 % basis) corresponding to approximately 0.1 years exposure

• At the end of Q1-06 Elkem Aluminium had unrealised currency gains of NOK 14 million (50 % basis) for 2006

Elkem


ORKLA

Currency translation effects Q1-06

in NOK million

Revenues	Q1-06
Orkla Foods	-48
Orkla Brands	-18
Orkla Media	-26
Elkem	0
Sapa	-10
Borregaard	-4
Total	**-106**

EBITA	Q1-06
Orkla Foods	-2
Orkla Brands	-1
Orkla Media	0
Elkem	0
Sapa	-1
Borregaard	0
Total	**-4**


ORKLA

Financial items


ORKLA

Financial items

Key figures *in NOK million*

1 Jan - 31 Mar	2006	2005	Full year 2005
Net interest expenses	-130	-79	-452
Currency gain/loss	6	9	6
Other financial items, net	270	-8	-6
Net financial items	**146**	**-78**	**-452**


ORKLA

Equity and liabilities


NOK billion
Net gearing
44
40
36
32
28
24
20
16
12
8
4
0
-4
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 1Q 06
Equity
Net interest-bearing debt
Net gearing

Figures as reported
IFRS accounting from 2004


ORKLA

Debt maturity profile 31 Mar 2006

Average maturity
4.8 years


NOK million
5 000
4 000
3 000
2 000
1 000
0
2006 2007 2008 2009 2010 2011 2012 2013 2014 -
Drawn amounts
Unutilised credit facilities


ORKLA

Funding Sources 31 Mar 2006


Unutilised credit facilities 36 %
Bonds and CP 31 %
9.0
8.0
8.4
Banks 33 %

Figures in NOK billion

ORKLA